SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*



                           Senomyx, Inc.
              -----------------------------------------
                          (Name of Issuer)


                      Common Stock, $0.001 par value
              -----------------------------------------
                      (Title of Class of Securities)


                             81724Q 10 7
               -----------------------------------------
                            (CUSIP Number)


                        Jeffrey I. Martin
                    Rho Capital Partners, Inc.
                 152 West 57th Street, 23rd Floor
                     New York, New York 10019
                           212-784-8872
               -----------------------------------------
            (Name, Address, and Telephone Number of Person
           Authorized to Receive Notices and Communications)


                           January 26, 2006
               -----------------------------------------
          (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                            CUSIP No. 81724Q 10 7


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Capital Partners, Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)
         (b)


3.       SEC USE ONLY



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York


7.       SOLE VOTING POWER

         67,317 Shares


8.       SHARED VOTING POWER

         0 Shares


9.       SOLE DISPOSITIVE POWER

         67,317 Shares


10.      SHARED DISPOSITIVE POWER

         0 Shares


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         67,317 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%



14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO, IA

                                            CUSIP No. 81724Q 10 7


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Joshua Ruch


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)
         (b)


3.       SEC USE ONLY



4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         N/A


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of South Africa


7.       SOLE VOTING POWER

         57,799 Shares


8.       SHARED VOTING POWER

         749,247 Shares


9.       SOLE DISPOSITIVE POWER

         57,799 Shares


10.      SHARED DISPOSITIVE POWER

         749,247 Shares


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         807,046 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%


14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                            CUSIP No. 81724Q 10 7


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Habib Kairouz


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)
         (b)


3.       SEC USE ONLY


4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         N/A


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Canada


7.       SOLE VOTING POWER

         608 Shares


8.       SHARED VOTING POWER

         67,317 Shares


9.       SOLE DISPOSITIVE POWER

         608 Shares


10.      SHARED DISPOSITIVE POWER

         67,317 Shares


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         67,925 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                            CUSIP No. 81724Q 10 7


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Mark Leschly


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)
         (b)


3.       SEC USE ONLY


4.       SOURCE OF FUNDS  (SEE INSTRUCTIONS)

         N/A


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Kingdom of Denmark


7.       SOLE VOTING POWER

         44,568 Shares (including 44,568 Shares issuable under options)


8.       SHARED VOTING POWER

         67,317 Shares


9.       SOLE DISPOSITIVE POWER

         44,568 Shares (including 44,568 Shares issuable under options)


10.      SHARED DISPOSITIVE POWER

         67,317 Shares


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         111,885 Shares (including 44,568 Shares issuable under options)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.4%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN

                                            CUSIP No. 81724Q 10 7


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Management Trust I


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)
         (b)


3.       SEC USE ONLY



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York


7.       SOLE VOTING POWER

         0 Shares


8.       SHARED VOTING POWER

         67,317 Shares


9.       SOLE DISPOSITIVE POWER

         0 Shares


10.      SHARED DISPOSITIVE POWER

         67,317 Shares


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         67,317 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.3%



14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO

                                            CUSIP No. 81724Q 10 7


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Atlas Capital Corp.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)
         (b)


3.       SEC USE ONLY



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


7.       SOLE VOTING POWER

         0 Shares


8.       SHARED VOTING POWER

         681,930 Shares


9.       SOLE DISPOSITIVE POWER

         0 Shares


10.      SHARED DISPOSITIVE POWER

         681,930 Shares


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         681,930 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%


14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO

                                            CUSIP No. 81724Q 10 7


1.       NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON (ENTITIES ONLY)

         Rho Management Partners L.P.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a)
         (b)


3.       SEC USE ONLY



4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         N/A


5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


7.       SOLE VOTING POWER

         0 Shares


8.       SHARED VOTING POWER

         681,930 Shares


9.       SOLE DISPOSITIVE POWER

         0 Shares


10.      SHARED DISPOSITIVE POWER

         681,930 Shares


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         681,930 Shares


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.7%


14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

     This Amendment No. 3 to Schedule 13D amends a statement on Schedule 13D originally dated June 25, 2004, as amended as of March 3, 2005 and July 5, 2005, with respect to shares ("Shares") of Common Stock, $0.001 par value per share (the "Common Stock"), of Senomyx, Inc., a Delaware corporation ("Senomyx" or the "Issuer"). This Amendment No. 3 is filed by (i) Rho Capital Partners, Inc., a New York corporation ("Rho"), (ii) Rho's controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly, (iii) Rho Management Partners L.P., a Delaware limited partnership, (iv) Atlas Capital Corp. ("Atlas"), a New York corporation, the general partner of Rho Management Partners L.P., and (v) an affiliated investment vehicle, Rho Management Trust I, a New York grantor trust ("Trust I") (persons (i) through (v) collectively, the "Reporting Persons" and individually, a "Reporting Person").

     This Amendment No. 3 amends the cover pages for each Reporting Person and
Item 5 in the statement on Schedule 13D previously filed, as follows:



Item 5.   Interest in Securities of the Issuer

     (a)-(b)     See cover page for each Reporting Person.

     At the close of business on January 26, 2006, Trust I distributed to its trust grantors, without payment or other consideration, an aggregate of 792,426 Shares of Senomyx Common Stock. Following such distribution, Trust I is the record owner of 67,317 Shares of Senomyx Common Stock, constituting 0.3% of the 25,613,172 Shares of Senomyx Common Stock outstanding as of September 30, 2005 (as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission for the quarter ended such date). As investment advisor to Trust I, Rho may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to share beneficial ownership of the 67,317 Shares reported by Trust I hereby. As the stockholders of Rho, Messrs. Ruch, Kairouz and Leschly may be deemed also to share beneficial ownership of the 67,317 Shares reported by Trust I hereby.

     Following the distribution on January 26, 2006, Rho Management Partners L.P. ("RMP") is the record owner of 3,430 Shares, and exercises investment and voting control through a managed account over an additional 678,500 Shares, for an aggregate ownership of 681,930 Shares, or 2.7% of the Issuer's Shares of Common Stock outstanding as of September 30, 2005. As general partner of RMP, Atlas may be deemed to share beneficial ownership of all of such 681,930 Shares deemed beneficially owned by RMP. As sole stockholder of Atlas, Joshua Ruch may be deemed also to share beneficial ownership of the 681,930 Shares reported by RMP and Atlas hereby. Mr. Ruch separately holds 57,799 Shares of Senomyx Common Stock, over which he exercises sole investment and voting authority.

     Mark Leschly holds an option to purchase 27,408 Shares of Senomyx Common Stock at a per Share exercise price of $6.02, and an option to purchase 17,160 Shares at a per Share exercise price of $12.85. The options include an early-exercise election, such that 44,568 Shares of Senomyx Common Stock may become exercisable under such options within the next 60 days. Mr. Leschly has sole investment and voting authority over any Shares issued pursuant to exercise of such options. Mr. Kairouz holds 608 Shares over which he has sole investment and voting authority.

     Messrs. Ruch, Kairouz and Leschly may be deemed beneficially to own the following percentage amounts of the 25,613,172 Shares of Senomyx Common Stock outstanding as of September 30, 2005: Joshua Ruch - 3.2%; Habib Kairouz - 0.3%; and Mark Leschly - 0.4%. Other than the Shares of Senomyx Common Stock in which they have a pecuniary interest, each of Rho, Atlas, and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the Shares reported in this statement.

     (c) Following the close of business on January 26, 2006, Trust I distributed to its grantors, without payment or other consideration, an aggregate of 792,426 Shares of Senomyx Common Stock. Of the 792,426 Shares so distributed, an aggregate of 276,164 Shares were distributed to the Reporting Persons or to accounts over which the Reporting Persons exercise investment or voting control, as follows: Habib Kairouz - 123 Shares; Joshua Ruch - 23,493 Shares; RMP - 694 Shares; and an account managed by RMP - 251,854 Shares.

     Other than the foregoing distribution of Shares, and related allocations among distributees, there were no other transactions in the Shares by the Reporting Persons within the past 60 days.

     (d) No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares covered hereby.

     (e) The Reporting Persons ceased to be beneficial owners of more than five percent of the Shares following the distribution of Shares by Trust I on January 26, 2006.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2006.


RHO CAPITAL PARTNERS, INC.

By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer



By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer for Joshua Ruch



By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer for Habib Kairouz



By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer for Mark Leschly



RHO MANAGEMENT TRUST I

By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer



ATLAS CAPITAL CORP.

By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer



RHO MANAGEMENT PARTNERS L.P.

By: /s/ Jeffrey I. Martin
------------------------------------
Jeffrey I. Martin, Authorized Signer